

September 27, 2010

J. LaMont Keen
President and Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, Idaho 83702-5627

Re: IDACORP, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 001-14465

Dear Mr. Keen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

 Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 31

1. Please expand this section and your Liquidity and Capital Resources section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way. In

doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and
- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your disclosure on page 16 discussing the potential impact of increased capital expenditures on your liquidity as well as your disclosure on page 39 that you are experiencing a cycle of heavy infrastructure investment. Please discuss how your capital expenditures may impact your liquidity or capital resources decreasing or increasing in any material way. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Management's Annual Report on Internal Control Over Financial Reporting, page 122

2. We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Exhibits, page 129

3. It appears that Exhibit 10.44, the Contract for Engineering, Procurement and Construction Services dated May 7, 2009, does not include Exhibits B – R. Please advise or re-file a complete copy of this agreement with your next periodic report.

4. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusion in paragraph 4 of the word "we" before the word "have" in Exhibits 31.1, 31.2, 31.3 and 31.4 is not permissible. Please revise in future filings.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Compensation Committee, page 12

5. We note your statement on page 13 that your compensation committee engaged Towers Watson for additional services relating to your non-employee director compensation program. Please provide the information required by Item

407(e)(3)(iii)(A) of Regulation S-K or tell us why you believe this disclosure is unnecessary.

Executive Compensation, page 34

Private Survey Compensation Data, page 38

6. You refer to two sources of private survey compensation data on page 38, including Towers Perrin's 2008 Executive Compensation Database and the 2008 Energy Services Industry Executive Compensation Database. However, it does not appear that you identify the companies that have been included in these Databases. Considering it appears that you benchmark elements of your compensation to these Databases, please identify the components of these benchmarks. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Public Proxy Compensation Data, page 39

7. We note your use of public proxy compensation data. Please clarify how this information is used. To the extent this information is used to either obtain a general understanding of current compensation practices or to benchmark, please clearly state so. Please see Item 402(b)(2)(ix) of Regulation S-K.

Allocation of Compensation, page 40

8. We note your statements that "[l]ong-term incentive compensation at target for the executive officers ranges from 25% to 45% of total target compensation" and that "[a]s discussed above, non-cash or long-term incentive compensation at target for the executive officers ranges from 20% to 50% of total target compensation…" We further note that actual long-term incentive compensation for 2009 ranged from 26% to 43%. Please clarify or revise. Please also adjust the total target compensation range provided of 35% to 75% accordingly.

Director Compensation for 2009, page 86

9. Please provide the value of your stock awards using the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please see Item 402(c)(2)(v) and 402(k)(2)(iii) of Regulation S-K.

Narrative Disclosure of Our Compensation Policies and Practices as They Related to Risk Management, page 88

10. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the determination that any risks arising

from your compensation policies and practices are not reasonably likely to have a material adverse effect on your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darrel T. Anderson